UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

February 2015 Up 12.6% Year over Year

Mexico City, March 4, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for February 2015 increased by 12.6% when compared to February 2014.

This announcement reflects comparisons between February 1 through February 28, 2015 and 2014. Transit and general aviation passengers are excluded.

Domestic
Airport	February 2014	February 2015	% Change
Cancún	291,296	332,201	14.0
Cozumel	4,173	5,685	36.2
Huatulco	25,056	34,446	37.5
Mérida	90,814	104,536	15.1
Minatitlán	16,364	17,483	6.8
Oaxaca	32,871	40,951	24.6
Tapachula	13,059	15,807	21.0
Veracruz	66,981	84,155	25.6
Villahermosa	72,034	84,031	16.7
Total Domestic	612,648	719,295	17.4

International
Airport	February 2014	February 2015	% Change
Cancún	1,084,980	1,200,236	10.6
Cozumel	45,201	48,504	7.3
Huatulco	21,079	21,602	2.5
Mérida	9,028	9,233	2.3
Minatitlán	509	562	10.4
Oaxaca	4,588	4,927	7.4
Tapachula	791	719	(9.1)
Veracruz	5,932	5,603	(5.5)
Villahermosa	4,593	3,598	(21.7)
Total International	1,176,701	1,294,984	10.1

ASUR Page 1 of 2

Total
Airport	February 2014	February 2015	% Change
Cancún	1,376,276	1,532,437	11.3
Cozumel	49,374	54,189	9.8
Huatulco	46,135	56,048	21.5
Mérida	99,842	113,769	13.9
Minatitlán	16,873	18,045	6.9
Oaxaca	37,459	45,878	22.5
Tapachula	13,850	16,526	19.3
Veracruz	72,913	89,758	23.1
Villahermosa	76,627	87,629	14.4
ASUR Total	1,789,349	2,014,279	12.6

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: March 4, 2015